SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 9 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,130,791 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,700 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,700 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,134,491 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,134,491 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,134,491 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,134,491 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,134,491 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,134,491 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 7 of 9 Pages

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 5, 2011 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 24, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on October 26, 2011 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed with the SEC on November 29, 2011 ("Amendment No. 4" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Schedule 13D”) with respect to the common stock, no par value (the "Shares") of Porter Bancorp, Inc., a Kentucky corporation (the "Issuer" or "Bank").  Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.  This Amendment No. 5 amends Items 4, 5 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

In December, the Reporting Persons requested a meeting or phone call with the independent directors of the Issuer. On December 21, 2011, representatives of the Reporting Persons had a conference call with Mr. David Hawkins and Ms. Maria Bouvette, respectively a director and the Chief Executive Officer of the Issuer.

The Reporting Persons reiterated the concerns raised in the letter dated November 28, 2011, filed as Exhibit 11 to Amendment No. 4. Mr. Hawkins responded by noting that "not all of the claims you made in your original 13D filing were accurate." The Reporting Persons asked Mr. Hawkins to elaborate on which claims were accurate and which were not accurate. He refused. The Reporting Persons then expressed their concern that the Risk Policy and Oversight Committee (the "Committee"), as part of its “investigation” into the issues raised by the November 28th letter, had not interviewed, and apparently did not intend to interview, either the Reporting Persons or those persons who had provided information to the Reporting Persons regarding the Issuer's operations. Mr. Hawkins indicated that the Committee had no plans to conduct such interviews.  The Reporting Persons asked to review the materials used by, and any working papers prepared by or on behalf of, the Committee as part of its evaluation , and offered to sign a non-disclosure and/or standstill agreement prior to such review.. Mr. Hawkins also refused to make such materials available.

The Reporting Persons proposed that Mr. Hawkins and his fellow directors be subject to a vote of the minority shareholders at the annual meeting. Mr. Hawkins refused and indicated for whom he believed the directors worked.

The Reporting Persons also objected to the presence of Ms. Bouvette on the conference call, the purpose of which was to present an opportunity for the Reporting Persons to discuss issues of concern with the non-management directors. The Reporting Persons requested a chance to speak with the non-management directors outside the presence of management, and offered to travel or make themselves available at any time convenient for the directors. While Mr. Hawkins indicated that he would propose possible dates and times for such a meeting or call, he failed to respond to the Reporting Persons’ subsequent attempts to obtain such dates and times from him. On January 18, 2012, Mr. Hawkins emailed the Reporting Persons to indicate that "the consensus is not to schedule a further call" with the Reporting Persons.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 8 of 9 Pages

Accordingly, on January 30, 2012, the Reporting Persons issued a books and records demand on the Issuer, seeking a range of materials required to be furnished upon request by a shareholder pursuant to Kentucky Statutes 271B.16-010, 271B.16-020, and 271B.16-200.  A copy of that demand is filed as Exhibit 13 to this Amendment No. 5 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 are hereby amended and restated as follows:

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 12,058,522 Shares outstanding, which includes 11,830,261 Shares outstanding as of October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 10, 2011, and as adjusted to take account for the warrants held by the Reporting Persons. The Reporting Persons may be deemed the beneficial owners of an aggregate of 1,134,491 Shares, constituting approximately 9.4% of the Shares outstanding.

(b) By virtue of an investment management agreement with CMAG and SBAV, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,134,491 Shares beneficially owned by CMAG and SBAV. By virtue of it being the general partner of SBAV, SBAV GP may be deemed to have shared voting power and shared dispositive power with respect to all of the 1,130,791 Shares beneficially owned by SBAV. By virtue of his direct and indirect control of each of CGI, CMAG, SBAV and SBAV GP, Mr. Hall may be deemed to have shared voting power and shared dispositive power with respect to all Shares as to which each of CGI, CMAG, SBAV and SBAV GP has voting power or dispositive power.

(c) All transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 4 are set forth below. Unless otherwise indicated, all such transactions were effected in the open market.

CLINTON MAGNOLIA MASTER FUND, LTD.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
01/03/2012	(1,300)	$2.8615

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
13	Books and Records Demand from Bingham McCutchen LLP, on behalf of SBAV LP and Clinton Magnolia Master Fund, Ltd., to the Issuer, dated January 30, 2012.
14	Joint Filing Agreement, dated January 31, 2012.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2012

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall

EXHIBIT 13

Books and Records Demand from Bingham McCutchen LLP, on behalf of SBAV LP and Clinton
Magnolia Master Fund, Ltd., to the Issuer, dated January 30, 2012

Beth I.Z. Boland
[Contact information]

January 30, 2012

By Email and by Overnight Mail

Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

Attention: Maria Bouvette, Chief Executive Officer

Re: Porter Bancorp, Inc. — Demand to Inspect and Copy Books and Records

Dear Ms. Bouvette:

Please be advised that this office has been retained to represent SBAV LP ("SBAV") and Clinton Magnolia Master Fund, Ltd. ("CMAG"), both shareholders of Porter Bancorp, Inc. (together with its subsidiaries, including PBI Bank, "Porter" or the "Bank"). SBAV and CMAG (together herein referred to as "Clinton") hereby demand to inspect and copy certain books and records of the Bank, pursuant to Kentucky Statutes 271B.16-010, 271B.16-020, and 271B.16-200. SBAV and CMAG seek to inspect and copy the following categories of documents, for the time period February 1, 2009 to the present unless otherwise specified:

1.	All of the Bank's articles or restated articles of incorporation and all amendments to them currently in effect;

2.	The Bank's bylaws or restated bylaws and all amendments to them currently in effect;

3.
All resolutions adopted by the Bank's Board of Directors (the "Board") creating one (1) or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to such shares are outstanding;

4.	The minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting;

5.	All written communications to shareholders generally, including the financial statements furnished for the past three (3) years under KRS 271B.16-200;

6.	A list of the names and business addresses of the Bank's current directors and officers.

7.	The Bank's most recent annual report delivered to the Secretary of State under KRS 14A.6-010;

8.
The current record of the Bank's shareholders, including a list of the names of all its shareholders who are entitled to notice of a shareholders' meeting, arranged by voting group (and within each voting group by class or series of shares) and indicating the address of and number of shares held by each shareholder;

9.
Minutes of any meeting of the Board, and records of any action of the Board or any committee of the Board while acting in place of the Board on behalf of the Bank (including but not limited to the Risk Policy and Oversight Committee (the "Committee")), relating to:

●
the Committee's review of and investigation into the concerns raised in Clinton's 13D filing of July 11, 2011, and subsequent letters between the Bank and Clinton and/or their affiliates on the other. This shall include records of all actions taken by the Committee or on its behalf as part of that investigation and review, including interview notes, engagement of and communications with outside advisors, deliberations and analysis, presentations made by or to the Committee (including communications between the Committee and any members of the Board), and any drafts of the disclosure provided by the Company in its Form 10-Q for the period ended September 30, 2011 made in connection with the Committee's activities;

●
the competency, and potential conflicts of interest among the Bank's current management personnel, including concerns regarding the Bank's leadership team and its ability to properly manage the Bank's operations;

●	the Bank's underwriting standards, particularly with respect to construction and development loans;

●	the Bank's standards for documentation and due diligence when underwriting projects and sponsors, including the lack of documentation of underwriting thereof;

●	the Bank's quality of appraisals and oversight thereof;

●	the Bank's failure to recruit and retain a qualified team to market and dispose of "other real estate owned" (OREO), "non-performing loans" (NPLs) or "non-performing assets" (NPAs;

●	the Bank's consideration of transactions (proposed or consummated) to dispose of OREO or other NPAs;

●	the Bank's methodology for valuing NPAs, including OREO, and for reserving against losses that might be incurred in connection with NPAs;

●
the Bank's "Friends of the Bank" culture and programs, that provided certain individuals and organizations that have connections with the Chairman or the CEO with better than arm's length terms on loans

●
the Bank's amendment and restructuring of loans for the benefit of borrowers without any requirement that the borrower contribute additional collateral or otherwise increase their equity commitment to the projects being financed;

●	the Bank's concentration of construction and development loans;

●	the Bank's failure to timely recognize the macro real estate trends in Kentucky and the willingness of the Bank to provide capital well after the market conditions worsened in 2007;

●
investigations or examinations by the Federal Deposit Insurance Corporation ("FDIC") and the Kentucky Department of Financial Institutions ("DFI"), including the Joint Report of Examination of the Bank dated January 3, 2011 (the "Joint Report") and the Consent Order between the FDIC, DFI and PBI Bank dated June 24, 2011 (the "Consent Order"), and actions taken by the Bank in response thereto;

●
investigations or examinations by the Federal Reserve Bank of St. Louis ("Federal Reserve") concerning the Bank, including the Written Agreement between the Federal Reserve and the Bank dated September 21, 2011 (the "Written Agreement");

●	the Bank's making, modifying, renewing, restructuring or extending loans; and

●	the Bank's analysis of the need for additional capital to remain financially sound and to meet its capitalization requirements.

10.	Minutes of any meeting of the shareholders, and all records of action taken by the shareholders or the Board without a meeting, relating to the issues and topics outlined in Item 9, supra.

11.	All accounting records of the Bank since February 1, 2009 (the "Time Period"), including but not limited to:

●
Annual audited financial statements, as well as the internally prepared year-to-date financial statements for 2011 and all supporting information for such statements, including accounts payable and receivable files, financial reconciliations, general ledgers, and accounting journals;

●	All annual or quarterly budgets, and all reports or studies used for the establishing of such budgets;

●	Federal and state income tax returns;

●	All reports, memoranda and other materials prepared by or for the Bank's internal or external accounting, financial, or tax advisors or auditors regarding the Bank's financial position;

●
Accounting records relating to properties held by the Bank and classified as OREO at any time during the Time Period, including records of income and expenses, valuation and reserves associated with the property;

●	For any loan that, during the Time Period, was non-performing, all accounting records (including all payments, modifications and expenses) beginning from the time the loan was made;

●	Accounting records relating to all loan loss reserve accounts; and

●	Accounting records relating to all loans, properties or other assets that have been sold by the bank, including full accounting histories of income, expenses and gains or losses upon sale.

SBAV and CMAG have four proper purposes for this demand:

●
First, SBAV, CMAG, and their affiliates believe1 that the Bank's balance sheet is overstated; they make this demand in order to clarify for themselves and their affiliates as stockholders the apparent discrepancies in the financial records of the Bank and the current, true value of the stock owned by SBAV, CMAG, and their affiliates, in the Bank.

●
Second, SBAV holds unexercised warrants to purchase stock in the Bank. The information sought is directly related to ascertaining the value of those warrants and helping SBAV ascertain whether to exercise its rights under those warrants.

●
Third, SBAV and CMAG seek to investigate, on behalf of the Bank and as a shareholder of the Bank, potential breaches of fiduciary duty, waste, and mismanagement that occurred or may have occurred with respect to the management and governance of the Bank, and specifically with respect to the book value of the Bank and the accuracy of the Bank's financial reporting. These potential breaches also include but are not limited to failure to adequately review and respond to the concerns raised by SBAV, CMAG and/or their affiliates in their letters to the Bank and the concerns raised by the Joint Report, Consent Order and Written Agreement.

●
Fourth, SBAV and CMAG seek to communicate with fellow Bank shareholders concerning the value of the Bank stock and potential breaches of fiduciary duties, waste, and mismanagement that occurred or may have occurred with respect to the management and governance of the Bank, and specifically with respect to the book value of the Bank and the accuracy of the Bank's financial reporting.

As per requirements of Kentucky Statutes 271B.16-010 and 271B.16-020, we intend to inspect these records during regular business hours at the Bank's principal office or at a reasonable location specified by the Bank on February 7, 2012, which is at least five (5) business days after delivery of this letter. Please advise us immediately of the location at which the Bank will make the above records available.

As previously indicated, SBAV and CMAG are willing to conduct the inspection under the same terms of the confidentiality agreement dated March 24, 2011 between SBAV and the Bank, modified as necessary to pertain to the disclosure of documents as contemplated by this demand.

Should you have any questions, I can be reached at [phone number].

Very truly yours,

/s/ Beth I.Z. Boland
Beth I.Z. Boland

BIB/JAC
Encls.

cc:
George E. Hall
David L. Hawkins Stephen A. Williams

1 The bases for this belief have been well documented in, inter alia, letters dated July 11, 2011, August 5, 2011, and November 28, 2011, attached as Exhibit A hereto and incorporated herein.

EXHIBIT 14

Joint Filing Agreement, dated January 31, 2012

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: January 31, 2012.

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall